SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36347

Deregistration under Section 8(f) of the Investment Company Act of 1940

September 25, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September 2026. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may also call the SEC's Office of Investor Education and Assistance at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. The email should include the relevant file number. Hearing requests should be received by the SEC by 5:30 p.m. on October 20, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shane Duggan, Assistant Director, at (202) 551-6367 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Bergstrom Financial Group Trust [File Number 811-24137]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 23, 2026, and amended on September 17, 2026.

Applicant's Address: 1300 Godward Street Northeast, Suite 5500, Minneapolis, Minnesota 55413.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.